Exhibit 99.4

This announcement replaces the announcement released on 30th June 2004 at 14:22 under RNS number 3143A. The date that ICI were informed by Impkemix Trustee Limited was stated as 15th June 2004 but was in fact 29th June 2004.

All other details remain unchanged and the full amended text appears below.

IMPERIAL CHEMICAL INDUSTRIES PLC – NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 29th June 2004 that it disposed of 29,850 Ordinary Shares in the Company at a price of £1.34 per share.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore deemed to have an interest in the shares held by Impkemix Trustee Limited, the registered holder of the shares, and therefore as a result of the disposal, the Directors’ interest in those shares held in the Trust have been reduced by the number of shares disposed of.

DAVID HAMILL

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

This notification is made in accordance with paragraph 16.13 of the Listing Rules.